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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                        LANDAMERICA FINANCIAL GROUP, INC.
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                                (Name of Issuer)

                         Common Stock, Without Par Value
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                         (Title of Class of Securities)

                                   521029-10-8
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                                 (CUSIP Number)

            Paul W. Zeller, Senior Vice President and General Counsel
                     Reliance Financial Services Corporation
                   5 Hanover Square, New York, New York 10004
                                 (212) 858-3600
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 March 15, 2001
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                  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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CUSIP No. 521029-10-8


________________________________________________________________________________
1    NAME OF REPORTING PERSONS    Reliance Financial Services Corporation

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)   51-0113548

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not Applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         363,998

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         363,998

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    363,998

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      2.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       HC

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1.  Security and Issuer.

The following information amends or supplements, as the case may be, the information previously filed by Reliance Financial Services Corporation ("Reliance Financial") relating to the ownership by its subsidiaries of the class of securities (the "Security") listed on the cover of this Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer.

On March 15, 2001, Reliance Insurance Company ("RIC") sold 792,178 shares of common stock of the Issuer at a price per share of $34.335, pursuant to the underwriters' over-allotment option contained in the underwriting agreement dated, February 15, 2001, among RIC, the Issuer and the several underwriters named therein, for whom Credit Suisse First Boston Corporation, Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc. acted as representatives.

Following the sale of the 792,178 shares of common stock, RIC owns 1 share of common stock and 165,983 shares of preferred stock, which is convertible into 363,997 shares of common stock of the Issuer. As of the date hereof, Reliance Financial ceased to be beneficial owner of more than five percent of Security. There have been no other transactions in the securities since the most recent filing on Schedule 13D.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 5 hereof is hereby incorporated by reference.

ITEM 7.  Material To Be Filed as Exhibits.

1. Underwriting Agreement dated as of February 15, 2001, by and among the several underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on February 16, 2001).


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2001


                                RELIANCE FINANCIAL SERVICES CORPORATION

                                By:  /s/ George E. Bello
                                    -----------------------------------
                                         George E. Bello
                                         Executive Vice President and Controller


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                                  EXHIBIT INDEX


Exhibit No.         Exhibit Name                                        Page No.
-----------         ------------                                        --------


1                   Underwriting Agreement dated
                    as of February 15, 2001, by and among the several underwriters named therein
                    (incorporated by reference to Exhibit 1.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on
                    February 16, 2001).